United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: May 27, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
EXTRACT OF THE MINUTES OF THE EXTRAORDINARY
BOARD OF DIRECTORS MEETING OF VALE S.A..
On May 26, 2009, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa (Chairman), Renato da Cruz Gomes, Jorge Luiz Pacheco, José Ricardo Sasseron, Oscar Augusto de Camargo Filho, and Francisco Augusto de Costa e Silva, directors and Messrs. Hidehiro Takahashi and Paulo Sérgio Moreira da Fonseca, alternates, met, extraordinarily, at the Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, and discussed the agenda and suspended the meeting, following the request of the Director Francisco Augusto de Costa e Silva. Reopened the meeting, on May 27, 2009, at 10:30 am, the above mentioned Directors, after clarifications of Mr. Guilherme Cavalcanti, Financial Manage, unanimously resolved: “3.1.2 ENDING OF BUY-BACK PROGRAM — The Board of Directors approved the end of the Buy-Back Program, established on the Board of Directors Meeting dated October 16, 2008, through which Vale acquired, from October 27, 2008, 18.415.859 common shares and 47.284.800 preferred class A shares issued by Vale for remaining in treasury and subsequent cancelation or sale.” I hereby attest that the deliberation above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, May 27, 2009.

Fábio Eduardo de Pieri Spina
Secretary